Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON1350 HAGEN CIRCLE

         ATTORNEY  AT  LAWST. GEORGE,  UTAH  84790

TELEPHONE:  (801)  733-0800

E-MAIL:  LNEILSONLAW@AOL.COM

March 16, 2021

Securities and Exchange Commission

Attn:  Karina Dorin

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:Fearless Films, Inc.

Amendment No. 1 to

Form S-1 (Filed January 15, 2021)

SEC File No.  333-252128

Dear Ms. Dorin:

In response to your letter dated January 26, 2021, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Defense Technologies International Corp. (“DTII” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 1 in response to the Staff’s comments as described below, and updated information and financial statements as necessary.

Registration Statement on Form S-1

General

Comment 1.

We note you disclose that your common stock is quoted on the Pink Open Market and that sales by the selling stockholder "may be made at the prevailing market price or related to the then current market price, fixed prices or negotiated prices." Please note that the Pink Open Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Securities and Exchange Commission

Attn:  Karina Dorin

March 16 2021

Response to Comment 1:

In response to Comment 1, please note that the offering has been changed to a fixed price offering at $0.05 per share. The Company plans to make an application to have its common stock traded on the OTCQB or OTCQX. Accordingly, the Selling Stockholder will offer its shares covered by the prospectus at a fixed price of $0.05 per share until DTII common stock is traded on the OTCQB, OTCQX or listed on a national securities exchange. Thereafter, shares may be offered and sold at prevailing market prices at the time of sale, at fixed prices, at negotiated prices or varying prices determined at the time of sale.

We have revised disclosure to reflect the above information on the prospectus cover page, under the offering summary on page 6, in a risk factor on page 14, in the first paragraph under the “Market for Common Stock” section on page 20 and the “Plan of Distribution” Section on page 23.

In addition to the above, please be advised that we have updated quarterly unaudited financial statements to January 31, 2021 and revised the MD&A information on page 27 to reflect the updated financial statements. We have also made appropriate revisions to update information in the prospectus as necessary

Please review Amendment No.1 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date at the appropriate time.

We are also filing a redlined copy of the registration statement for the convenience of the Staff in its review.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, or e-mail at LNeilsonLaw@aol.com with a copy to Merrill W. Moses at mmoses@chowser.net.

Yours truly,

/S/Leonard E. Neilson

LEONARD E. NEILSON, ATTORNEY AT LAW, P.C.

:ae

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